May 8, 2007

Mail Stop 4561

Mr. Richard E. Waugh
President and Chief Executive Officer
The Bank of Nova Scotia
44 King Street West
Scotia Plaza 8th Floor
Toronto, Ontario, Canada M5H 1H1

Re: The Bank of Nova Scotia
Form 40-F for Fiscal Year Ended October 31, 2006
Filed December 19, 2006
File Number: 002-09048

Dear Mr. Waugh:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

Lisa Haynes
Senior Staff Accountant